SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549



                           SCHEDULE 13D
                          (Rule 13d-101)

            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (Amendment No. 1)



                   KINDER MORGAN ENERGY PARTNERS, L.P.
                         (Name of Issuer)

                            Common Units
                  (Title of Class of Securities)

                          49455O-10-6
                          (CUSIP Number)


                      Marion A. Cowell, Jr.
     Executive Vice President, Secretary and General Counsel
                     First Union Corporation
                      One First Union Center
               Charlotte, North Carolina 28288-0013
                         (704) 374-6828
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         August 13, 1997
               (Date of Event Which Requires Filing
                        of this Statement)

          If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: .



                        Page 1 of 22 Pages

CUSIP No.
49455O-10-6
13D
Page 2 of 22
Pages



                                     1
NAME OF REPORTING PERSON                            First Union Corporation
S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS              56-0898180



                                     2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)

(b)


                                     3
SEC USE ONLY


                                     4
SOURCE OF FUNDS*                                                     WC, AF


                                     5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)


                                     6
CITIZENSHIP OR PLACE OF ORGANIZATION
                                                             NORTH CAROLINA



NUMBER OF
SHARES
BENE-
FICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
                                     7
SOLE VOTING POWER
                                                                          0



                                     8
SHARED VOTING POWER
                                                                    495,600



                                     9
SOLE DISPOSITIVE POWER
                                                                          0



                                    10
SHARED DISPOSITIVE POWER
                                                                    495,600


                                    11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                    495,600


                                    12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*




                                    13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                       7.4%


                                    14
TYPE OF REPORTING PERSON*
                                                                         HC


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.
49455O-10-6
13D
Page 3 of 22
Pages




                                     1
NAME OF REPORTING PERSON                        First Union Investors, Inc.
S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS              56-1915240



                                     2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)

(b)


                                     3
SEC USE ONLY




                                     4
SOURCE OF FUNDS*                                                         AF


                                     5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)


                                     6
CITIZENSHIP OR PLACE OF ORGANIZATION
                                                             NORTH CAROLINA



NUMBER OF
SHARES
BEN-
EFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH
                                     7
SOLE VOTING POWER
                                                                          0



                                     8
SHARED VOTING POWER
                                                                    495,600



                                     9
SOLE DISPOSITIVE POWER
                                                                          0



                                    10
SHARED DISPOSITIVE POWER
                                                                    495,600


                                    11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                    495,600


                                    12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*



                                    13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                       7.4%


                                    14
TYPE OF REPORTING PERSON*
                                                                         CO


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

  This statement amends and supplements the information set forth in the Schedule 13D (the "Schedule 13D") initially filed by First Union Corporation and First Union Investors, Inc. with the Securities and Exchange Commission (the "Commission") on February 24, 1997. Capitalized items used herein without definition shall have the meaning assigned to such items in the
 Schedule 13D.

 Item 2.    Identity and Background.

       Item 2(f) of the Schedule 13D is amended by revising and amending and restating Annex A attached hereto in its entirety.

 Item 3.    Source and Amount of Funds or Other Consideration.

       Item 3 of the Schedule 13D is revised and amended and restated in its entirety as set forth below:

       Of the 495,600 Common Units beneficially owned by FUNC and FUIC, 429,000 of such Common Units were purchased by FUIC on February 14, 1997 pursuant to a Unit Purchase Agreement dated February 14, 1997 (the "Unit Purchase Agreement") between FUIC as Purchaser and Enron Liquids Pipeline Company ("ELPC") (since renamed "Kinder Morgan G.P., Inc.") as Seller for a total cash purchase price of $15,135,135. Funds for such cash purchase price were provided from the working capital of FUNC and its affiliates.

       The remaining 66,600 Common Units beneficially owned by FUNC and FUIC were purchased by FUIC on August 13, 1997 pursuant to an Agreement to Purchase Units between FUIC as Purchaser and the Issuer as Seller that was amended and restated on August 20, 1997 (as amended and restated, the "Amended and Restated Agreement to Purchase Units"). The total cash purchase price for the 66,600 Common Units was $4,162,500. Such purchase price is being held in escrow pending approval of such Common Units for listing on the New York Stock Exchange.

       The Amended and Restated Agreement to Purchase Units also provides for the future sale of an additional 93,400 Common Units to FUIC for an additional cash purchase price of $5,837,500 if paragraph 312.03(b) of the New York Stock Exchange Listed Company Manual (the "NYSE Manual") is amended prior to

 September 19, 1997 to permit the sale of such 93,400 Common
 Units without approval of the holders of the Common Units. Such purchase price is being held in escrow pending both such amendment and the approval of such Common Units for listing on the New York Stock Exchange.

  It either the 66,600 Common Units or the 93,400 Common
 Units have not been approved for listing on the New York Stock Exchange before September 20, 1997, either party may terminate the Amended and Restated Agreement to Purchase Units with respect to those Common Units for which approval has not been obtained. If the Amended and Restated Agreement to Purchase Units is so terminated, the Issuer will have no further obligation to sell, and FUIC will have no further obligation to purchase, any such Common Units.

       Funds for the cash purchase price for all 160,000 of such Common Units were provided from the working capital of FUNC and its affiliates.

 Item 4.    Purpose of Transaction.

       Item 4 of the Schedule 13D is revised and amended and restated in its entirety as set forth below:

       The 429,000 Common Units purchased by FUIC on February
 14, 1997 and beneficially owned by FUNC and FUIC were purchased by FUIC for investment purposes. In connection with such purchase, FUIC obtained rights to have such Common Units registered under the Securities Act of 1933, as amended, pursuant to a Unit Registration Rights Agreement dated February 14, 1997 (the "Unit Registration Rights Agreement") among FUIC, ELPC and the Issuer to permit the public resale of such Common Units, and the Issuer undertook to file a registration statement with respect to such Common Units as soon as practicable and to use its best efforts to cause such registration statement to become effective and to maintain such effectiveness for up to one year. On April 28, 1997, the Issuer filed a registration statement on Form S-3 (Registration No. 333-25995) with respect to such 429,000 Common Units. Such registration statement was subsequently declared effective by the Commission. Depending upon market conditions and other investment considerations, FUIC may at any time or from time to time resell some or all of such Common Units pursuant to such registration statement.

       The 66,600 Common Units purchased by FUIC on August
 13, 1997 and beneficially owned by FUNC and FUIC were purchased by FUIC for investment purposes. Upon issuance of such 66,000 Common Units to FUIC following the approval for listing of such Common Units on the New York Stock Exchange, such Common Units will have been registered under the Securities Act of 1933 pursuant to the Issuer's registration statement on Form S-3 (Registration No. 333-25997). Pursuant to the Amended and Restated Agreement to Purchase units, FUIC has agreed, subject to certain limitations, not to sell or otherwise dispose of such 66,600 Common Units until after November 11, 1997. Depending upon market conditions and other investment considerations, FUIC may at any time or from time to time after November 11, 1997, resell some or all of such Common Units pursuant to such registration statement.

 Item 5.    Interest in Securities of the Issuer.

       Item 5 of the Schedule 13D is revised and amended and restated in its entirety as set forth below:

       (a) The aggregate number of Common Units beneficially owned by FUNC and FUIC is 495,600, which constitutes approximately 7.4% of the outstanding Common Units. Such amount excludes an additional 93,400 Common Units that FUIC has the right to purchase pursuant to the Amended and Restated Agreement to Purchase Units if the NYSE Manual is amended to permit the sale of such Common Units without approval of the holders of the Common Units and such Common Units are approved for listing on the New York Stock Exchange before September 20, 1997. If FUIC were to purchase such Common Units, assuming no other Common Units were issued, FUIC would own approximately 8.6% of all Common Units. In addition, First Union National Bank (FUNB), a wholly-owned (except for directors' qualifying shares) subsidiary of FUNC, holds 900 Common Units (with sole dispositive and voting power) in fiduciary capacities in the ordinary course of business, as to which Common Units FUNC disclaims beneficial ownership.

       (b) FUNC and FUIC each have shared voting and investment power with each other with respect to all 495,600 of such Common Units beneficially owned by FUNC and FUIC.

       (c) On August 13, 1997, FUIC purchased 66,600 Common Units pursuant to the Amended and Restated Agreement to Purchase Units at a price of $62.50 per Common Unit, as described in Items 3 and 4. The aggregate cash purchase price of $4,162,500 for such 66,600 Common Units is being held by the Issuer in escrow pending approval of such 66,600 Common Units for listing on the New York Stock Exchange. The Amended and Restated Agreement to Purchase Units also provides for the future sale of an additional 93,400 Common Units at a price of $62.50 per Common Unit, as described in Items 3 and 4, if the NYSE Manual is amended prior to September 19, 1997 to permit the sale of such Common Units to FUIC without the approval of the holders of the Common Units. The aggregate cash purchase price of $5,837,500 for such 93,400 Common Units is being held by the Issuer in escrow pending such amendment to the NYSE Manual and approval of such Common Units for listing on the New York Stock Exchange prior to September 20, 1997. Except as described in
 Item 3 or this Item 5, to the best of FUNC's knowledge (I) neither FUNC, FUIC nor any other subsidiary or affiliate of FUNC nor any of FUNC's or FUIC's directors or executive officers beneficially owns any Common Units, (ii) there have been no transactions in the Common Units effected during the past 60 days by FUNC or FUIC, by any other subsidiary or affiliate of FUNC or any of FUNC's or FUIC's directors or executive officers, and (iii) no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Units.

       (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds for the sale of, the Common
 Units.

       (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

       Item 6 of the Schedule 13D is revised and amended and restated in its entirety as set forth below:

       Except as set forth in Items 3, 4 and 5 and in this
 Item 6, to the knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

       FUNC is an equity investor in Kinder Morgan, Inc.
 ("KMI"), a Delaware corporation, and owns 2,646 shares (24.9%) of KMI's outstanding common stock, of which 2,541 shares are nonvoting shares and 105 shares are voting shares (constituting 2% of the voting shares outstanding). On February 14, 1997, KMI acquired all of the outstanding capital stock of ELPC, which is the general partner of the Issuer. ELPC also holds 431,000 Common Units of the Issuer. Such 431,000 Common Units have been pledged to FUNB, a national bank and wholly-owned (except for directors' qualifying shares) subsidiary of FUNC, as agent for itself and other lenders, pursuant to a Security Agreement (LP Units) dated February 14, 1997 between ELPC and FUNB, to secure indebtedness of KMI and ELPC to FUNB. FUNC does not have or share, through its equity investment in KMI, voting or dispositive power with respect to the Common Units or other securities of the Issuer owned directly or indirectly by KMI, and consequently FUNC disclaims beneficial ownership thereof. With respect to the Common Units pledged by ELPC to FUNB, FUNB became the bona fide pledgee thereof in the ordinary course of business pursuant to a written pledge agreement and does not have the power prior to default to vote or dispose of, or direct the vote or disposition of, the pledged securities (and no such default has been declared), and consequently FUNB is not deemed the beneficial owner of such pledged Common Units pursuant to Rule 13d-3(d)(3), and FUNC disclaims any such beneficial ownership.

       FUNC has agreed to make additional capital contributions to KMI under a performance-based formula based upon appreciation in the market value of the Issuer's Common Units. FUNC does not believe this arrangement is one of the type contemplated by the instructions to Item 6, since it operates independently of continued ownership of any Common Units by KMI.

 Item 7.    Material to be Filed as Exhibits.

       Item 7 of the Schedule 13D is revised and amended and restated in its entirety as set forth below.

       1.   Agreement relating to filing of Joint Acquisition
             Statements

       2. Unit Purchase Agreement dated February 14, 1997 between FUIC and ELPC*

       3.   Unit Registration Rights Agreement dated February
             14, 1997 among FUIC, ELPC and the Issuer*

       4. Amended and Restated Agreement to Purchase Units dated August 20, 1997 between FUIC and the Issuer.


 ____________________

  * Previously filed with the Commission and incorporated herein by reference.

  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                           August 22, 1997

                           FIRST UNION CORPORATION


                           By:       /s/ Scott B. Perper
                           Name:     Scott B. Perper
                           Title:    Senior Vice President

                                  ANNEX A

                 INFORMATION AS TO DIRECTORS AND EXECUTIVE
                    OFFICERS OF FIRST UNION CORPORATION
                     AND FIRST UNION INVESTORS, INC.




     NAME


                              BUSINESS (B) OR
                               RESIDENCE (R)
                                  ADDRESS
                         OCCUPATION OR EMPLOYMENT,
                        NAME OF EMPLOYER, BUSINESS
                         OF EMPLOYER, ADDRESS OF
                                 EMPLOYER


FIRST UNION
CORPORATION:

DIRECTORS




A. Dano Davis
(B)

Chairman & Principal
Executive Officer
Winn-Dixie Stores, Inc.,
retail grocery stores
5050 Edgewood Court
Jacksonville, FL 32254




Roddy Dowd, Sr.
(R)
1242 Queens Road
West
Charlotte, NC 28207
Chairman, Charlotte Pipe and
Foundry Company, a manufac-
turer of pipe and fittings
P O Box 35430
Charlotte, NC 28235



William H. Goodwin,
Jr.
(R)
6701 River Road
Richmond, VA 23229
Chairman, CCA Industries, a
manufacturer of sports and
other equipment and diversi-
fied holding company
901 East Cary Street, Suite
1400
Richmond, VA 23219



Jack A. Laughery
(R)
1730 Hunter Hill
Road
Rocky Mount, NC
27804
Chairman, Laughery Invest-
ments, a restaurant devel-
oper
800 Tiffany Boulevard, Suite
305
Rocky Mount, NC 27804



Radford D. Lovett
(R)
129 Ponte Vedra
Blvd.
Ponte Vedra Beach,
FL 32082
Chairman, Commodores Point
Terminal Corp., an operator
of a marine terminal and a
real estate management
company
1600 Independent Square
Jacksonville, FL 32201



Randolph N. Reynolds
(R)
860 S River Road
Richmond, VA 23229
Vice Chairman, Reynolds
Metals Com-pany, an aluminum
manufacturer
6601 West Broad Street
Richmond, VA 23261



John D. Uible
(B)
225 Water Street,
Ste. 840
Jacksonville, FL
32202

Investor


G. Alex Bernhardt,
Sr.
(B)

Chairman and Chief Executive
Officer, Bernhardt Furniture
Company, furniture manu-
facturing
1839 Morganton Boulevard, SW
P O Box 740
Lenoir, NC 28645



W. Waldo Bradley
(R)
Sylvan Island
Savannah, GA 31404
Chairman, Bradley Plywood
Corporation, wholesale
distributor of building
materials
P O Box 1408
Savannah, GA 31402-1408








Howard H. Haworth
(R)
1340 Scotland Avenue
Charlotte, NC 28207
President, The Haworth Group
and The Haworth Foundation,
Inc., investments
P O Box 15369
Charlotte, NC 28211



Leonard G. Herring
(R)
310 Coffey Street
North Wilkesboro, NC
28659

Investor
P O Box 427
North Wilkesboro, NC  28659







Mackey J. McDonald






Lanty L. Smith
(B)






(R)
1401 Westridge Road
Greensboro, NC 27410
President & Chief Executive
Officer
VF Corporation, apparel
manufacturing
1047 North Park Road
Wyomissing, PA  19610



Chairman and Chief Executive
Officer, Precision Fabrics
Group, Inc., a manufacturer
of technical, high-per-
formance textile products
301 North Elm Street
Greensboro, NC 27401



Dewey L. Trogdon
(R)
P O Box 1477
Banner Elk, NC 28604
Chairman, Cone Mills
Corporation, a textile
manufacturer
3101 North Elm Street
Greensboro, NC 27415-6540



Robert J. Brown
(R)
1129 Pennywood Drive
High Point, NC 27265
Chairman, President and
Chief Executive Officer, B&C
Associates, Inc., a public
relations and marketing
research firm
P O Box 2636
High Point, NC 27261



Edward E.
Crutchfield, Jr.
                                     *
Chairman and Chief Executive
Officer, First Union
Corporation*



R. Stuart Dickson
(R)
2235 Pinewood Circle
Charlotte, NC 28211
Chairman of the Executive
Committee, Ruddick
Corporation, a diversified
holding company
2000 Two First Union Center
Charlotte, NC 28282



B. F. Dolan
(B)
11902 Lost Tree Way
No. Palm Beach, FL
33408

Investor
1990 Two First Union Center
Charlotte, NC 28282


John R. Georgius
                                     *
Vice Chairman, First Union
Corporation*



Max Lennon
(R)
President's Home
Mars Hill College
Mars Hill, NC 28754
President, Mars Hill College
50 Marshall Street,
Blackwell Hall
Mars Hill, NC 28754




Ruth G. Shaw

(R)
288 Avinger Lane
Davidson, NC 28036

Senior Vice President, Cor-
porate Resources and Chief
Administrative Officer, Duke
Power Company, an investor-owned electric utility
422 South Church Street
Charlotte, NC 28242-1009



B. J. Walker
(B)
225 Water Street
Jacksonville, FL
32202
Vice Chairman, First Union
Corporation




Edward E. Barr

(R)
560 Illingworth
Avenue
Englewood, NJ 07631

Chairman, President & Chief
Executive Officer, Sun
Chemical Corporation, a
graphic arts materials manu-
facturer
222 Bridge Plaza South
Fort Lee, NJ 07024



Arthur M. Goldberg
(B)
3930 Howard Hughes
Pkwy.
Las Vegas, NV  89109
Executive Vice President &
President of Gaming Opera-
tions, Hilton Hotels Corpo-
ration, lodging and casinos
Beverly Hills, CA



Frank M. Henry
(R)
753 Ransom Road
Dallas, PA 18612
Chairman, Frank Martz Coach
Company, bus transportation
P O Box 1007
Wilkes-Barre, PA 18773



Juan Rodriquez
Inciarte
(R)
C/Nunez de Balboa,
80,
6 degrees
Madrid, Spain 28006
Executive Vice President &
CFO, Banco Santander, S.A.,
a Spanish bank
Paseo de la Castellana, 24
Madrid, Spain 28046



Joseph Neubauer
(R)
210 Rittenhouse
Square, W.
Apt. 3106
Philadelphia, PA
19103
Chairman, President & Chief
Executive Officer, ARAMARK
Corporation, provider or
manager of food, leisure,
uniform, health education &
distribution services
ARA, Tower, 1101 Market St.
Philadelphia, PA 19107



Charles M. Shelton,
Sr.
(R)
4417 Fox Brook Lane
Charlotte, NC 28211
General Partner, The Shelton
Companies, investments
301 S. College St., Suite
3600
Charlotte, NC 28202



Anthony P.
Terracciano
                                     *
President, First Union
Corporation*



EXECUTIVE OFFICERS
(NOT OTHERWISE
LISTED ABOVE):




Robert T. Atwood
                                     *
Executive Vice President and
Chief Financial Officer,
First Union Corporation*


Marion A. Cowell, Jr.
                                     *
Executive Vice President,
Secretary and General
Counsel, First Union
Corporation*

__________________________

* First Union Corporation is registered a bank holding company, and the address of its principal executive office is One First Union Center, Charlotte, North Carolina 28288 (which is the business address of such director or executive officer)

FIRST UNION INVESTORS, INC.:

DIRECTORS

The directors of First Union Investors, Inc. are Robert T. Atwood, Edward E. Crutchfield and John R. Georgius, all of whom are identified above as directors or executive officers of First Union Corporation.

EXECUTIVE OFFICERS

The executive officers of First Union Investors, Inc. are John R. Georgius, President, and Robert T. Atwood, Executive Vice President, both of whom are identified above as directors or executive officers of First Union Corporation.

CITIZENSHIP: All of the directors and executive officers of First Union Corporation and First Union Investors, Inc. are U.S. citizens, other than Mr. Inciarte, who is a citizen of Spain.

                                                      Exhibit 1

                     JOINT FILING AGREEMENT

  In accordance with Rule 13d-1(f)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them an Amendment No. 1 to statement on Schedule 13D previously filed with respect to the Common Units of Kinder Morgan Energy Partners, L.P. beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13D.

  IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 22nd day of August, 1997.


                           FIRST UNION CORPORATION


                           By:       /s/ Scott B. Perper
                           Name:     Scott B. Perper
                           Title:    Senior Vice President



                           FIRST UNION INVESTORS, INC.


                           By:       /s/ Scott B. Perper
                           Name:     Scott B. Perper
                            Title:   Senior Vice President

                                                      Exhibit 4


        AMENDED AND RESTATED AGREEMENT TO PURCHASE UNITS

  This Amended and Restated Agreement to Purchase Units (this "Agreement") is entered into on August 20, 1997, but shall be effective for all purposes as of August 13, 1997, among Kinder Morgan Energy Partners, L.P., a Delaware limited partnership (the "Issuer"), and First Union Investors, Inc. (the "Purchaser").

                        R E C I T A L S

  Issuer and Purchaser initially entered into an Agreement to Purchase Units on August 13, 1997 relating to the sale of 160,000 Common Units to Purchaser (the "Original Agreement").

  Issuer and Purchaser desire to amend and restate the Original Agreement to provide for (I) the current sale of 66,600 Common Units to Purchaser on the terms and conditions provided for in this Agreement and (ii) the sale of an additional 93,400 Common Units on the terms and conditions provided for in this Agreement, if paragraph 312.03(b) of the NYSE Listed Company Manual is amended prior to September 12, 1997 to permit the sale of such Units without approval of the holders of the Common Units (the "Proposed Amendment").

  The parties hereby agree as follows:

  1. Issuer agrees to sell to Purchaser, as provided by paragraph 3 below, a total of 160,000 of its Common Units at a purchase price of $62.50 per Unit for an aggregate purchase price of $10,000,000 (the "Purchase Price"). Purchaser agrees to purchase the Units for the Purchase Price, subject to the terms and conditions contained herein.

  2. Purchaser acknowledges receipt of (I) the Issuer's Prospectus dated June 26, 1997 (the "Prospectus"), (ii) the Prospectus Supplement dated August 13, 1997 relating to the sale of the Common Units and (iii) the Prospectus Supplement dated August 19, 1997 relating to the public offering of 329,000 Common Units. The Issuer acknowledges and agrees that Purchaser is relying on the information contained therein and in the Registration Statement (File No. 333-25997) relating thereto.

  3. The Issuer acknowledges receipt of the Purchase Price from the Purchaser. Issuer shall hold the Purchase Price in escrow until released in accordance with Section 4 of this Agreement.

  4. (a) Issuer shall promptly apply for listing of 66,600 of the Common Units on the New York Stock Exchange. Upon receipt by Issuer of approval from the New York Stock Exchange of such application, Issuer shall immediately instruct First Chicago Trust Company of New York, its transfer agent (the "Transfer Agent"), to issue promptly a Common Unit certificate to Purchaser for 66,600 Common Units and to deliver the certificates for such Common Units to Purchaser at First Union Capital Partners, One First Union Center, Charlotte, North Carolina 28288-0732, Attention: Pearce Landry. Upon receipt of the certificates for such 66,600 Common Units by the Purchaser, $4,162,500 of the Purchase Price shall be released from escrow.

  (b) If the Proposed Amendment becomes effective prior to September 19, 1997, the Issuer shall promptly apply for listing of the remaining 93,400 Common Units on the New York Stock Exchange. Upon receipt by Issuer of approval from the New York Stock Exchange of such application, Issuer shall immediately instruct the Transfer Agent to issue promptly a Common Unit certificate to Purchaser for 93,400 Common Units and to deliver the certificates for such Common Units to Purchaser at the addressed specified in Section 4(a). Upon receipt of the certificates for such 93,400 Common Units by the Purchaser, the remaining $5,837,500 of the Purchase Price shall be released from escrow.

  (c) If either of the listing applications has not been approved prior to September 20, 1997, either party may terminate this Agreement with respect to those Common Units for which a listing application has not been approved without further obligation at any time prior to receipt of such approval. In the event of such termination, Issuer shall promptly return to Purchaser the portion of the Purchase Price related to the Common Units for which approval has not been obtained.

  5. Purchaser hereby agrees to become a Limited Partner of Issuer and to be bound by all of the terms and conditions of the Amended and Restated Agreement of Limited Partnership of Issuer, as amended (the "Partnership Agreement"), including without limitation the granting to the General Partner of Issuer the power of attorney provided for in Section 1.4 of the Partnership Agreement.

  6. Issuer represents and warrants to Purchaser and its successors and assigns that (a) as of August 20, 1997, 6,660,000 Common Units of the Issuer are outstanding and an additional 329,000 Common Units may be issued upon approval of such Common Units for listing on the New York Stock Exchange; (b) when purchased by the Purchaser as provided herein, the 160,000 Common Units shall be (I) duly and validly issued, (ii) on the assumption that the Purchaser takes no part in the control of Issuer's business and otherwise acts in conformity with the provisions of the Issuer's Amended and Restated Agreement of Limited Partnership regarding control and management of the Issuer (Articles VI and VII), fully paid and nonassessable and
 (iii) free from any liens or encumbrances or rights of others (other than any liens, encumbrances or rights created by the
 Purchaser);   the Common Units to be purchased by the Purchaser
 have been registered under the Securities Act of 1933, as amended, pursuant to the Issuer's Registration Statement on Form S-3 (File No. 333-25997), which was declared effective on June 26, 1997 and will continue in effect until the 160,000 Common Units have been delivered hereunder; and (d) no registrations under any state securities laws are required in connection with the transactions contemplated by this Agreement.

  7. Purchaser agrees that, except for offers, sales or dispositions to affiliates of Purchaser, for a period of 90 days from the date of this Agreement, it will not, without the Issuer's prior written consent, offer, sell, contract to sell, or otherwise dispose of, any of the Common Units purchased pursuant to this Agreement.

  8. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their successors and assigns.

  9. This Agreement shall be governed by the laws of the State of Texas, without giving effect to the principles of conflict of laws of such State.

  10. Each person executing this Agreement represents that it has the power and authority to execute this Agreement.

  11. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by Issuer and Purchaser. No agreements or representations, oral or otherwise, expressed or implied, with respect to the subject matter of this Agreement have been made by either party that are not set forth expressly in this Agreement or the Prospectus.

  12. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same agreement.

                    [Signature Page Follows]

  IN WITNESS WHEREOF, the parties to this Agreement have caused this Agreement to be executed as of the date specified above.


                 KINDER MORGAN ENERGY PARTNERS, L.P.

                 By: Kinder Morgan G.P., Inc.
                     Its General Partner


                      By:  /s/ Michael P. Moran
                      Name: Michael P. Moran
                      Title: Vice President



                 FIRST UNION INVESTORS, INC.



                 By:  /s/ W. Barnes Haupfuhrer

                 Name: W. Barnes Haupfuhrer
                 Title:   Senior Vice President